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EXHIBIT 99.18


UNIVAR                                          P.O. BOX 34325
CORPORATION                                     SEATTLE, WA 98124-1325

                                                6100 CARILLON POINT
                                                KIRKLAND, WASHINGTON 98033
                                                PHONE: (206) 889-3400
                                                FAX: (206) 889-4100

NEWS RELEASE


July 16, 1996


FOR IMMEDIATE RELEASE                   For Further Information
                                        -----------------------
                                        Gary E. Pruitt
                                        Vice President & CFO
                                        (206) 889-3440

                ROYAL PAKHOED COMPLETES TENDER OFFER FOR UNIVAR

(KIRKLAND, Wash., July 16, 1996) -- Univar Corporation (NYSE: UVX), today reported that approximately 14,600,000 shares have been tendered to Royal Pakhoed N.V. This amount, combined with the 28.09 percent already owned by Pakhoed and its affiliates, raises Royal Pakhoed's total ownership of Univar common stock to approximately 95.5 percent and completes the Pakhoed tender offer.

On June 3, 1996, Royal Pakhoed announced a tender offer for all of the outstanding common shares of Univar Corporation at a price of $19.45 per share. The tender offer expired at 8:00 p.m., eastern time, on Monday, July 15, 1996. Payment to Univar shareholders who have tendered their shares will begin in five business days.

Under Royal Pakhoed's agreement with Univar, it will acquire in a cash merger at $19.45 per share, the remaining Univar common shares that have not been tendered. The cash out of the approximately 975,000 remaining shares is expected to be completed in the next few months.

Univar Corporation, headquartered in Kirkland, Washington, is the multi-national leader in the distribution of chemicals and allied products to industry through three subsidiaries, Van Waters & Rogers Inc. in the United States, Van Waters & Rogers Ltd. in Canada, and Univar Europe N.V. in Europe.

Royal Pakhoed N.V., (a translation of Koninklijke Pakhoed N.V.), is a limited liability company formed under the laws of the Netherlands and operates numerous tank storage facilities in Europe, the United States, and Asia for storage of chemicals and oil, and conducts worldwide shipping and distribution operations, primarily in Europe. Pakhoed's shares are traded on the Amsterdam and London Stock Exchanges.

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